SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 9)*


                           ORIENT-EXPRESS HOTELS LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Class A Common Shares, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G67743107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Peter A. Nussbaum, Esq.
                           CR Intrinsic Investors, LLC
                             72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000

                                (with a copy to)

                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                               New York, NY 10019
                            Attn: Adam M. Turteltaub
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 12, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------                              ----------------------
CUSIP No.  G67743107                                      Page 2 of 6 Pages
----------------------------                              ----------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            CR Intrinsic Investors, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                       (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

NUMBER OF SHARES                2,835,000 (see Item 5)
BENEFICIALLY OWNED    --------- ------------------------------------------------
BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,835,000 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,835,000 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [X]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                              ----------------------
CUSIP No.  G67743107                                      Page 3 of 6 Pages
----------------------------                              ----------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            CR Intrinsic Investments, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                       (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Anguilla, British West Indies
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

NUMBER OF SHARES                2,835,000 (see Item 5)
BENEFICIALLY OWNED    --------- ------------------------------------------------
BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,835,000 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,835,000 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [X]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                              ----------------------
CUSIP No.  G67743107                                      Page 4 of 6 Pages
----------------------------                              ----------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Steven A. Cohen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                       (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER

NUMBER OF SHARES                2,835,000 (see Item 5)
BENEFICIALLY OWNED    --------- ------------------------------------------------
BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,835,000 (see Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,835,000 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [X]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 9") amends the Schedule 13D filed on May 16, 2008 (the "Original
Schedule 13D") and amended on June 3, 2008 ("Amendment No. 1"), August 4, 2008 ("Amendment No. 2"), August 26, 2008 ("Amendment No. 3"), September 25, 2008 ("Amendment No. 4"), October 6, 2008 ("Amendment No. 5"), October 7, 2008 ("Amendment No. 6"), October 15, 2008 ("Amendment No. 7") and November 24, 2008 ("Amendment No. 8") (the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6,
Amendment No. 7, Amendment No. 8 and Amendent No. 9 are collectively referred to herein as the "Schedule 13D"). This Amendment No. 9 relates to Class A common shares, $0.01 par value per share (the "Common Stock"), of Orient-Express Hotels Ltd., a Bermuda company (the "Issuer").

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

     On January 12, 2009, Valence, Oculus, and CR Intrinsic Investments filed a petition in the Supreme Court of Bermuda against the Issuer, its subsidiary Orient-Express Holdings 1 Ltd., and the members of the Board alleging, among other things, that the Issuer's current ownership and voting structure is unlawful under Bermuda law and that the Board exercised its fiduciary powers for an improper purpose in causing or procuring the subsidiary to acquire, hold and/or vote Class B shares of the Issuer. The petition requested, among other things, that the court issue orders (i) providing for the classification of the Class B shares as non-voting treasury shares pursuant to Bermuda law, (ii) providing for the cancellation of the Class B shares, (iii) restraining the subsidiary from exercising voting rights with respect to the Class B shares and/or (iv) providing such other relief as the court may deem proper.

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2009


                               CR INTRINSIC INVESTORS, LLC


                               By:   /s/ Peter Nussbaum
                                     -------------------------------------------
                                     Name:  Peter Nussbaum
                                     Title: Authorized Person


                               CR INTRINSIC INVESTMENTS, LLC


                               By:   /s/ Peter Nussbaum
                                     -------------------------------------------
                                     Name:  Peter Nussbaum
                                     Title: Authorized Person


                               STEVEN A. COHEN


                               By:   /s/ Peter Nussbaum
                                     -------------------------------------------
                                     Name:  Peter Nussbaum
                                     Title: Authorized Person

                                   Page 6 of 6